April 20, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Allstate Life Insurance Company
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-236810

Members of the Commission:

On behalf of the above-named registrant, submitted for filing herewith under the Securities Act of 1933 is the above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

This Registration Statement is being filed in order to convert from Form S-3 to Form S-1 the registration statement for the deferred annuity contracts registered under the Registration Statement, which were previously offered under a registration statement on Form S-3 under File No. 333-220606. No material changes have been made in the disclosure with respect to the Contracts aside from changes needed to reflect the conversion of the registration statement from Form S-3 to Form S-1. Additionally, we have made changes to this Registration Statement based on the Staff comment letter, dated April 6, 2020, to the initial Form S-1 filed on March 2, 2020 (SEC File No. 333-236810). Accordingly, we are requesting selective review of the referenced Registration Statement with respect to the disclosure required under Form S-1.

Very truly yours,

/s/ Efie Vainikos
Efie Vainikos
Senior Counsel

Enclosure